UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 15, 2017

Date of Report (Date of earliest event reported)

SONUS NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-34115	04-3387074
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

4 TECHNOLOGY PARK DRIVE, WESTFORD, MASSACHUSETTS 01886

(Address of Principal Executive Offices) (Zip Code)

(978) 614-8100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.             Other Events.

On August 15, 2017, Solstice Sapphire Investments, Inc. (“NewCo”), a direct wholly-owned subsidiary of Sonus Networks, Inc. (the “Company”), identified those individuals it expects will serve as its officers immediately following the transaction (the “Transaction”) contemplated by the previously announced Agreement and Plan of Merger, dated as of May 23, 2017, by and among the Company, NewCo, Solstice Sapphire, Inc., a direct wholly-owned subsidiary of NewCo, Green Sapphire Investments LLC, a direct wholly-owned subsidiary of NewCo, Green Sapphire LLC, a direct wholly-owned subsidiary of NewCo, GENBAND Holdings Company (“GENBAND”), GENBAND Inc. (“GB”) and GENBAND II, Inc. (“GB II” and, together with GENBAND and GB, the “GENBAND Parties”) (the “Merger Agreement”).

The following individuals are expected to become officers of NewCo, serving in the respective offices set forth beside each individual’s name, immediately following the Transaction:

•                  Raymond Dolan, President and Chief Executive Officer

•                  David Walsh, Kandy, Corporate Development, Integration

•                  Mike Swade, WW Sales- Core

•                  Patrick Joggerst, WW Marketing, Growth-related WW Sales

•                  Kevin Riley, Global CTO, including Growth-related R&D

•                  John McCready, Core R&D, PLM

•                  Steven Bruny, Global Operations, including Services and Manufacturing

•                  Daryl Raiford, Chief Financial Officer/Finance

•                  Jeff Snider, General Counsel/Chief Administrative Officer

•                  Bill Parks, Chief Information Officer

The consummation of the Transaction remains subject to the closing conditions in the Merger Agreement.

IMPORTANT ADDITIONAL INFORMATION ABOUT THE TRANSACTION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, NewCo has filed with the SEC a Registration Statement on Form S-4 that includes a joint preliminary proxy statement of the Company and the GENBAND Parties and a preliminary prospectus of NewCo, and the Company and the parties will file with the SEC other relevant documents concerning the proposed transaction. The Company will mail a definitive joint proxy statement/prospectus to the Company stockholders and the GENBAND Party equity holders. COMPANY STOCKHOLDERS AND GENBAND PARTY EQUITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other filings containing information about the Company at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge from the Company’s Investor Relations website (http://investors.sonusnet.com/) or by requesting them from the Company corporate secretary at Sonus Networks, Inc., 4 Technology Park Drive, Westford, Massachusetts 01886, Attention: Corporate Secretary.

The Company, NewCo, the GENBAND Parties and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of the

Company’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of (i) the Company and their ownership of Company common stock and (ii) the GENBAND Parties and their ownership of equity in the applicable GENBAND Party is set forth in the joint proxy statement/prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

NO OFFERS OR SOLICITATIONS

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2017	SONUS NETWORKS, INC.

	By:	/s/ Jeffrey M. Snider
Jeffrey M. Snider
Senior Vice President, Chief Administrative Officer,
General Counsel and Secretary